

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Thomas Schmitt
Chief Executive Officer
Forward Air Corporation
1915 Snapps Ferry Road, Building N
Greeneville, Tennessee 37745

> **Re: Forward Air Corporation**
> **Form 10-K for the Fiscal Year ended December 31, 2020**
> **Filed March 1, 2021**
> **File No. 000-22490**

Dear Mr. Schmitt:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Energy & Transportation